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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                              ERC Industries, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   268912102
                     -------------------------------------
                                (CUSIP Number)


                  Marc H. Folladori, Haynes and Boone, L.L.P.
            1000 Louisiana Street, Suite 4300, Houston, Texas 77002
                                (713) 547-2000
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                March 20, 1996
                     -------------------------------------
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 268912102             SCHEDULE 13D             PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATON NO. OF ABOVE PERSON
        John Wood Group PLC, a company registered in Scotland and incorporated under the laws of the United Kingdom
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4      WC


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5     ITEMS 2(d) OR 2(e)                                           [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      United Kingdom


------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       7
                            8,083,204
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8      0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               8,083,204

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
        8,083,204

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        58.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO

------------------------------------------------------------------------------

       The Schedule 13D dated October 19, 1992, as amended by Amendment No. 1 thereto dated December 3, 1992, Amendment No. 2 thereto dated December 7, 1992, Amendment No. 3 thereto dated January 11, 1993, Amendment No. 4 thereto dated April 30, 1993, Amendment No. 5 thereto dated July 29, 1993 and Amendment No. 6 thereto dated March 13, 1996 (the "Schedule 13D") of John Wood Group PLC (the "Reporting Person"), relating to the Common Stock, $.01 par value per share, of ERC Industries, Inc., a Delaware corporation (formerly known as ERC Subsidiary, Inc., successor by merger to ERC Industries, Inc.), is hereby amended and supplemented as set forth below. Defined terms used in this Amendment No. 7 and not defined herein shall have their respective meanings as set forth in the Schedule 13D.


  Item 3.  Source and Amount of Funds or Other Consideration.

  Item 3 is hereby amended by adding the following paragraphs:

       "The $618,339.75 used to make the purchases reported by this Amendment No. 7 to Schedule 13D came from the Reporting Person's working capital."


  Item 4.  Purposes of the Transaction.

  Item 4 is hereby amended by adding the following paragraphs:

       "PURCHASE OF HEARTLAND SHARES.   On March 21, 1996, the Reporting Person
  acquired an additional 175,518 shares of Common Stock from the Company, as agent for holders who purported to sell shares to Heartland Group, Inc. ("Heartland"). The Certificate of Incorporation of the Company (the "Certificate") provides that no person who, as a result of any attempted transfer of Common Stock of the Company having a fair market value equal to 5% or more of the aggregate fair market value of the outstanding shares of the Company's Common Stock, may acquire shares of the Company's Common Stock (or options, warrants and rights or securities exercisable, convertible or exchangeable therefor), unless such person obtains the approval of the Board of Directors of the Company. Any attempted transfer without Board approval (or approval of a duly appointed committee of the Board) is void and without effect, and the intended transferee will be deemed to have appointed the Company as exclusive agent to sell such shares to a transferee eligible to acquire such shares or otherwise approved by the Board of Directors of the Company (or a committee thereof). In July 1995, Heartland purported to acquire a number of shares of Common Stock that caused it to exceed the 5% limitation contained in the Certificate by 175,518 shares.

       Pursuant to the Certificate, the Company held the 175,518 shares as agent for the sellers who intended to sell their shares to Heartland, and on March 18, 1996, the Company's Board of Directors approved the sale of such shares to the Reporting Person. The price paid for the shares was $0.7963968 per share (or an aggregate of $139,777.25), which was the price to be paid for the shares by Heartland. In accordance with the Certificate, the entire price paid by the Reporting Person was transferred to Heartland, and there was no agreement or other documentation prepared in connection with the transaction.

       PURCHASE OF DRAKES SHARES. On March 20, 1996, the Reporting Person and Drakes Landing Associates L.P. entered into an oral agreement whereby Drakes agreed to sell and the Reporting Person agreed to purchase an aggregate of 589,000 shares of Common Stock in a privately-

                               Page 3 of 4 Pages
  negotiated transaction. The purchase price for such shares of Common Stock was $0.8125 (13/16) per share (or an aggregate consideration of $478,562.50). Pursuant to the Company's Certificate of Incorporation, the purchase was approved by the board of directors of the Company prior to the sale. The transaction was conducted entirely between the Reporting Person and Drakes, and there was no agreement or other documentation prepared in connection with the transaction.

       On March 5, 1996, the Reporting Person acquired 780,000 shares of Common Stock from Quantum at a price of $0.8125 per share. This purchase was reported in Amendment No. 6 to Schedule 13D dated March 13, 1996.

       As a result of the purchase of additional shares from Drakes and Heartland, the Reporting Person currently owns an aggregate of 8,083,204 shares representing approximately 58.3% of the outstanding shares of Common Stock."


  Item 5.  Interest in Securities of the Issuer.

       The information set forth in Item 4 of this Amendment No. 7 is incorporated by reference in response to this Item 5.


  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       The information set forth in Item 4 of this Amendment No. 7 is incorporated by reference in response to this Item 6.



                                   SIGNATURE



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.


       Date: March 22, 1996.


                                 JOHN WOOD GROUP PLC



                                 By:  /s/ J. DEREK P. JONES
                                      ------------------------
                                      Name:  J. Derek P. Jones
                                      Title: Director

                               Page 4 of 4 Pages